UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by Global Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on November 27, 2018 containing the financial results for the three and six months ended September 30, 2018 of the Company, amends the Original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements and the applicable interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements in XBRL (eXtensible business reporting language), and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-213730 and No. 333-183143) of the Company.

This Amendment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Amendment is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Amendment is filed, and the Company does not intend to update any of the forward-looking statements after the date this Amendment is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Amendment are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2018 of the Company.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,	September 30,
	Note	2018	2018	2018
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		4,250,610	4,611,250	671,410
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; September 30, 2018: RMB70,817 (US$10,312))		107,818	104,709	15,244
Inventories		27,718	32,538	4,738
Prepaid expenses and other receivables		22,276	25,582	3,725
Total current assets		4,408,422	4,774,079	695,117

Property, plant and equipment, net	3	552,960	543,451	79,128
Non-current deposits		233,115	256,457	37,341
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; September 30, 2018: RMB70,682 (US$10,291))		101,809	97,798	14,240
Inventories		71,758	74,021	10,778
Intangible assets, net		102,065	99,755	14,525
Investment in equity securities		153,882	126,477	18,415
Other investment		189,129	189,129	27,538
Deferred tax assets		31,295	36,413	5,302
Total assets		5,844,435	6,197,580	902,384

LIABILITIES

Current liabilities
Accounts payable		11,372	21,582	3,142
Accrued expenses and other payables		73,023	83,684	12,184
Deferred revenue		366,373	387,951	56,487
Income tax payable		17,407	18,494	2,693
Total current liabilities		468,175	511,711	74,506

Non-current deferred revenue		1,874,014	1,997,270	290,808
Other non-current liabilities		362,876	386,920	56,337
Deferred tax liabilities		20,628	20,148	2,934
Total liabilities		2,725,693	2,916,049	424,585

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

	March 31,	September 30,
	2018	2018	2018
	RMB	RMB	US$
EQUITY

Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 and 120,824,742 shares issued and outstanding as of March 31, 2018 and 121,687,974 and 121,551,075 shares issued and outstanding as of September 30, 2018	83	83	12
Additional paid-in capital	2,053,866	2,101,582	305,996
Treasury stock, at cost (March 31 and September 30, 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(410)
Accumulated other comprehensive losses	(54,654)	(79,493)	(11,575)
Retained earnings	1,116,873	1,254,755	182,695
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,274,112	476,718

Non-controlling interests	5,389	7,419	1,081

Total equity	3,118,742	3,281,531	477,799

Total liabilities and equity	5,844,435	6,197,580	902,384

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Three months ended September 30,			Six months ended September 30,
	Note	2017	2018	2018	2017	2018	2018
		RMB	RMB	US$	RMB	RMB	US$
Revenues		234,572	247,104	35,979	458,794	480,925	70,025
Direct costs		(45,644)	(47,263)	(6,882)	(90,426)	(90,421)	(13,166)
Gross profit		188,928	199,841	29,097	368,368	390,504	56,859

Operating expenses
Research and development		(3,664)	(3,590)	(523)	(6,343)	(6,381)	(929)
Sales and marketing		(56,152)	(51,488)	(7,497)	(99,602)	(102,903)	(14,983)
General and administrative		(52,784)	(39,997)	(5,824)	(103,134)	(81,012)	(11,796)
Total operating expenses		(112,600)	(95,075)	(13,844)	(209,079)	(190,296)	(27,708)

Operating income		76,328	104,766	15,253	159,289	200,208	29,151

Other income/(expenses), net
Interest income		5,790	6,405	933	10,617	12,103	1,762
Interest expense		—	—	—	(3,257)	—	—
Foreign currency exchange gains/(losses)		110	(49)	(7)	111	(75)	(11)
Unrealized holding loss for equity securities		—	(30,945)	(4,506)	—	(40,266)	(5,863)
Dividend income		—	976	142	—	976	142
Others		993	(56)	(8)	2,142	(815)	(119)
Total other income/(expenses), net		6,893	(23,669)	(3,446)	9,613	(28,077)	(4,089)

Income before income tax		83,221	81,097	11,807	168,902	172,131	25,062

Income tax expense	4	(14,525)	(14,921)	(2,173)	(30,246)	(31,445)	(4,578)
Net income		68,696	66,176	9,634	138,656	140,686	20,484
Net income attributable to non-controlling interests		(1,101)	(1,062)	(155)	(1,926)	(2,030)	(296)
Net income attributable to Global Cord Blood Corporation’s shareholders		67,595	65,114	9,479	136,730	138,656	20,188

Earnings per share:
Attributable to ordinary shares	5
- Basic		0.60	0.54	0.08	1.22	1.15	0.17
- Diluted		0.60	0.53	0.08	1.22	1.14	0.17

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands)

	Three months ended September 30,			Six months ended September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Other comprehensive (losses)/ income, net of nil income taxes
- Foreign currency translation adjustments	(8,376)	14,597	2,125	(20,107)	37,477	5,457
- Unrealized holding losses in available-for-sale equity securities	(18,562)	—	—	(30,487)	—	—
Total other comprehensive (losses)/ income	(26,938)	14,597	2,125	(50,594)	37,477	5,457
Comprehensive income	41,758	80,773	11,759	88,062	178,163	25,941

Comprehensive income attributable to non-controlling interests	(1,101)	(1,062)	(155)	(1,926)	(2,030)	(296)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	40,657	79,711	11,604	86,136	176,133	25,645

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	Global Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	shares	Amount	capital	shares	Amount	losses	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2018	120,961,641	83	2,053,866	(136,899)	(2,815)	(54,654)	1,116,873	5,389	3,118,742
Cumulative effect of accounting change due to adoption of Accounting Standards Update 2016-01	—	—	—	—	—	(62,316)	62,316	—	—
Net income	—	—	—	—	—	—	138,656	2,030	140,686
Other comprehensive income	—	—	—	—	—	37,477	—	—	37,477
Dividend declared to the Company’s shareholders	726,333	—	47,716	—	—	—	(63,090)	—	(15,374)
Balance as of September 30, 2018	121,687,974	83	2,101,582	(136,899)	(2,815)	(79,493)	1,254,755	7,419	3,281,531

Balance as of September 30, 2018 - US$		$12	$305,996		$(410)	$(11,575)	$182,695	$1,081	$477,799

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2017	2018	2018
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	441,710	386,934	56,338

Cash flows from investing activities:
Purchase of property, plant and equipment	(22,045)	(16,274)	(2,370)
Proceeds from disposal of property, plant and equipment	28	326	47
Net cash used in investing activities	(22,017)	(15,948)	(2,323)

Cash flows from financing activities:
Payment for dividends to shareholders	—	(18,173)	(2,646)
Net cash used in financing activities	—	(18,173)	(2,646)

Effect of foreign currency exchange rate change on cash and cash equivalents	(2,677)	7,827	1,140

Net increase in cash and cash equivalents	417,016	360,640	52,509

Cash and cash equivalents at beginning of period	3,510,264	4,250,610	618,901

Cash and cash equivalents at end of period	3,927,280	4,611,250	671,410

Supplemental disclosures of cash flow information:
Cash paid for income taxes	32,390	35,940	5,233
Cash paid for interest	1,537	—	—

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                        Principal activities and basis of presentation

(a)                                Principal activities

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of September 30, 2018, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

(b)                                Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of March 31, 2018 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2018 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F for the year ended March 31, 2018.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2018, the results of operations for the three months and six months ended September 30, 2017 and 2018, and cash flows for the six months ended September 30, 2017 and 2018 have been made.

For the convenience of the readers, certain amounts as of and for the three months and six months ended September 30, 2018 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8680, being the spot exchange rate of U.S. dollars in effect on September 28, 2018 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2018 or at any other date.

2                                        Summary of significant accounting policies

(a)                                Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its consolidated subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company, are presented as non-controlling interests. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)                                Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of selling price for individual deliverables in multiple-element revenue arrangements, the estimated future number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, the realizability of inventories and deferred tax assets.

3                                        Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2018	2018	2018
	RMB	RMB	US$
Buildings	598,832	598,360	87,123
Leasehold improvements	14,864	14,864	2,164
Machineries	167,310	184,274	26,831
Motor vehicles	18,210	18,903	2,752
Furniture, fixtures and equipment	50,940	52,479	7,641
Construction-in-progress	10,931	3,707	540
	861,087	872,587	127,051
Less: Accumulated depreciation	(308,127)	(329,136)	(47,923)
Total property, plant and equipment, net	552,960	543,451	79,128

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2017 and 2018 was RMB11,199 and RMB12,236 (US$1,782), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2017 and 2018 was RMB22,796 and RMB24,226 (US$3,528), respectively.

4                                        Income tax

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2018, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019.

In March 2017, Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2016 to December 31, 2018.

In January 2016, Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”) received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2015 to December 31, 2017. Zhejiang Lukou is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2018 to December 31, 2020.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of September 30, 2018, such undistributed earnings that may be subject to the withholding tax amounted to RMB2,178,063 (US$317,132) and the related unrecognized deferred tax liability was RMB217,806 (US$31,713).

The Company’s effective income tax rates for the three months ended September 30, 2017 and 2018 were 17.5% and 18.4%, and were 17.9% and 18.3% for the six months ended September 30, 2017 and 2018, respectively. The effective income tax rates for the three months and six months ended September 30, 2017 and 2018 differ from the PRC statutory income tax rate of 25% primarily due to the effect of non-PRC entities not being subject to income tax, which is offset by the effect of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou’s preferential tax treatments.

As of and for the three months and six months ended September 30, 2018, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

5                                        Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months and six months ended September 30, 2017 and 2018 respectively:

	Three months ended September 30,
	2017	2018	2018
	RMB	RMB	US$
Numerator:
Net income for basic and diluted net income per share	67,595	65,114	9,479

Denominator:
Weighted average ordinary shares outstanding for basic net income per share	113,524,742	121,156,329	121,156,329
Dilutive effect of scrip dividends	—	544,943	544,943
Weighted average ordinary shares outstanding for diluted net income per share	113,524,742	121,701,272	121,701,272

Earnings per share
- Basic	0.60	0.54	0.08
- Diluted	0.60	0.53	0.08

	Six months ended September 30,
	2017	2018	2018
	RMB	RMB	US$
Numerator:
Net income for basic and diluted net income per share	136,730	138,656	20,188

Denominator:
Weighted average ordinary shares outstanding for basic net income per share	112,196,168	120,991,441	120,991,441
Dilutive effect of scrip dividends	—	301,356	301,356
Weighted average ordinary shares outstanding for diluted net income per share	112,196,168	121,292,797	121,292,797

Earnings per share
- Basic	1.22	1.15	0.17
- Diluted	1.22	1.14	0.17

Other Events

On November 27, 2018, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2018. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1 *	Press Release, dated November 27, 2018
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: December 7, 2018